SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934


                       EXECUTONE INFORMATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    301607107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Edmund H. Shea, Jr.
                                  Mary S. Shea

                              655 Brea Canyon Road
                            Walnut, California 91789
                                 (909) 594-9500
                                 --------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 with copies to:

                              Carla S. Newell, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400

                                 April 16, 1999
                                 --------------
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    301607107
------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Edmund H. Shea, Jr.
         ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    __ Not Applicable
         (b)    X
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------- -----------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     -0-
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------
                               8      SHARED VOTING POWER
                                      2,419,489* (See Item 5 below)
                               ------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      -0-
                               ------ ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2,419,489
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,419,489
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __     Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    301607107
------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Mary S. Shea,
         ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    __ Not Applicable
         (b)    X
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-------- -----------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     941
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------
                               8      SHARED VOTING POWER
                                      1,994,442* (See Item 5 below)
                               ------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      941
                               ------ ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,994,442
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,995,383
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __     Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

Item 1. Security and Issuer.

                  This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Executone Information Systems, Inc., a Virginia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 478 Wheelers Farms Road, Milford, CT 06460.

Item 2. Identity and Background.

                  (a) (b) and (c) This Schedule 13D is filed on behalf Edmund H. Shea, Jr. and Mary S. Shea (each a "Reporting Person").

                  Mr. Shea's address, citizenship and principal occupation are as follows:

                                                                                        Principal
                                                                                        Occupation
       Name                        Business Address              Citizenship           or Employment

Edmund H. Shea, Jr.               655 Brea Canyon Rd.                USA            Vice President of J.F.
                                  Walnut, CA 91789                                  Shea Company, Inc.
                                                                                    ("JFSCI")

Mary S. Shea                      655 Brea Canyon Rd.                USA            Trustee of E&M RP
                                  Walnut, CA 91789                                  Trust

                  (d) To the best knowledge of the Reporting Person, during the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best knowledge of the Reporting Person, during the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Between January 27, 1999 and April 16, 1999, the entities which the Reporting Person is affiliated with disposed of 3,186,258 shares of Common Stock of Executone Information Systems, Inc. ("The Issuer"). During this period, the price per share of the disposed shares ranged from $3.37 to $11.25.

Item 4. Purpose of Transaction.

                  The Reporting Person disposed of the securities to decrease his or her respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Person may, from time to time, dispose of some or all of the securities of the Issuer.

                  Although the Reporting Person reserves the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time he or she has no plans or proposals that relate to or would result in any of the following:

                  (a)      the   acquisition   by  any   person  of   additional
                           securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

                  (a),     (b)  According  to   information   furnished  to  the
                           Reporting Person by the Issuer, there were 62,848,347
                           shares of Common Stock issued and  outstanding  as of
                           April  28,  1999.  Based on such  information,  after
                           taking into  account the  transactions  described  in
                           Item 5(c) below,  the  Reporting  Person  reports the
                           following    direct   holdings   and    corresponding
                           percentage interests in the Common Stock (computed in
                           accordance with Rule 13d-3(d)(1)(i) of the Securities
                           Exchange Act of 1934, as amended):

                               Shares of Common     Shares Underlying
                                  Stock Owned          Convertible                                  Percentage
Name                                                    Debenture              Total                  Owned

E&M RP Trust                       1,453,930                7,172             1,461,102                 2.3%

Siam Partners II                     529,198                4,142               533,340                 0.8%

JFSCI                                224,055                   --               224,055                 0.4%

Edmund & Mary Shea Family            198,300                1,751               200,051                 0.3%
Foundation

Mary S. Shea                              --                  941                   941                    *

Total                              2,405,483               14,006             2,419,489                 3.8%

* - Represents less than .01%

                  The E&M RP Trust is a revocable trust ("Trust"). The trustors and trustees of the Trust are Edmund H. Shea, Jr. and his wife, Mary. The address of the trust is 655 Brea Canyon Road, Walnut, California 91789. The Siam Partners II partnership is 50% owned by the Trust. Edmund H. Shea, Jr. is the President of the Edmund & Mary Shea Family Foundation.

                  Because voting and investment decisions with respect to the securities held by JFSCI, may be made by or in conjunction with the other persons, the Reporting Person may be deemed to be a member in a group, in which case the Reporting Person would be deemed to have beneficial ownership of an aggregate of 224,055 shares of the Common Stock. As a shareholder and executive officer of JFSCI, Edmund H. Shea might be deemed to be the beneficial owner of the securities beneficially owned by JFSCI. Although such person is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he or any of the other shareholders, directors or executive officers of JFSCI is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by JFSCI.

                  (c) The Reporting Person did not effect any transactions other than those set forth in Items 3 and 4 above.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

                  None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October ___, 1999.

                                        EDMUND H. SHEA, JR.

                                             /s/ Edmund H. Shea, Jr.
                                        ----------------------------------------


                                        MARY S. SHEA

                                             /s/ Mary S. Shea
                                        ----------------------------------------

                                      E-1